SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
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                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                         ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes     No X
          ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Materials Contained in this Report:

I. English translation of a Report of Bulk Holding that was filed with the Director of the Tokai Local Finance Bureau on November 14, 2006.

II. English excerpt translation of a Report on Number of Listed Shares, as filed with the Tokyo stock Exchange on November 20, 2006.

III. Executive summary of the Japanese Semi-Annual Business Report for the registrant's 103rd semi-annual period from April 1, 2006 through September 30, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Toyota Motor Corporation



                                      By:  /s/ Hiroshi Nishida
                                          ------------------------------
                                          Name:  Hiroshi Nishida
                                          Title: General Manager,
                                                 Financial Reporting Department,
                                                 Accounting Division



Date:  November 30, 2006